Exhibit 99.1

1500 Robert-Bourassa Blvd., 7th Floor
March 13, 2020	Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: THERATECHNOLOGIES INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	April 08, 2020
Record Date for Voting (if applicable) :	April 08, 2020
Beneficial Ownership Determination Date :	April 08, 2020
Meeting Date :	May 13, 2020
Meeting Location (if available) :	Montréal, QC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	88338H100	CA88338H1001

Sincerely,

Computershare
Agent for THERATECHNOLOGIES INC.